Filed by Franklin Value Investors Trust

on behalf of Franklin Small Cap Value Fund

Pursuant to Rule 425 under Securities Act of 1933.

Subject Company: Franklin Value Investors Trust

on behalf of Franklin Midcap Value Fund

File No. 333-219174

Franklin MidCap Value Fund
IMPORTANT FUND INFORMATION FOR YOUR CONSIDERATION
October 2, 2017

Dear Investor:

The Board of Trustees of the Franklin MidCap Value Fund (the “Fund”) recently sent you detailed information regarding the upcoming Special Meeting of Shareholders to ask for your vote on an important proposal affecting the Fund. The Special Meeting is scheduled to be held on October 27, 2017 (at 10:00 AM Pacific Time), at the offices of Franklin Value Investors Trust, One Franklin Parkway, San Mateo, CA 94403.

Detailed information about the Special Meeting and this proposal can be found in the proxy statement. To view the proxy material electronically, please go to: www.proxyonline.com/docs/FTMidCap.pdf For your convenience, we have included a copy of the proxy card for your review. If you have any questions about the proposal, please call 1 (866) 796-6899.

THE FUND’S RECORDS INDICATE THAT YOU HAVE NOT YET VOTED. PLEASE TAKE A MOMENT NOW TO CAST YOUR

VOTE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING.

Voting is easy. Please take a moment now to cast your vote using one of the options listed below:

1	.	Vote by Mail. Cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.
2	.	Vote via the Internet. Visit the website indicated on the enclosed proxy card.

3	.	Vote by Phone. Dial the toll-free number indicated on the enclosed proxy card.

4	.	Vote by Phone with a live operator. Dial toll-free 1 (866) 796-6899.
Please have the proxy card available at the time of the call.

Thank you in advance for your participation.

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